UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                       Computer Outsourcing Services, Inc.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   2052 65101
                                 (CUSIP Number)

                                 with copies to:
David C. Lee                                      S. Ward Atterbury, Esq.
Sandler Capital Management                        White & Case LLP
767 Fifth Avenue                                  1155 Avenue of the Americas
New York, NY  10153                               New York, NY 10036
212-754-8100                                      212-819-8200

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 10, 2000
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box [_].

                                  ------------

CUSIP No. 2052 65101

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MJDM Corp.                  I.R.S. Identification No. _________________

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            2,411,662.2
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            2,411,662.2
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,411,662.2
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

CUSIP No. 2052 65101

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sandler Capital Management  I.R.S. Identification No. _________________

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            2,411,662.2
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            2,411,662.2
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,411,662.2
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------

CUSIP No. 2052 65101

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sandler Investment Partners, L.P.  I.R.S. Identification No. __________

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            2,411,662.2
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            2,411,662.2
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,411,662.2
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------

CUSIP No. 2052 65101

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sandler Capital Partners V, L.P.  I.R.S. Identification No. ___________

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            2,209,341.3
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            2,209,341.3
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,209,341.3
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.6%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------

CUSIP No. 2052 65101

                                  SCHEDULE 13D

                       Computer Outsourcing Services, Inc.

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share ("Common Stock"), of Computer Outsourcing Services, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 2 Christie Heights Street, Leonia, New Jersey, 07605.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement on Schedule 13D is being filed by MJDM Corp. ("MJDM"), a corporation organized under the laws of the State of New York, Sandler Capital Management ("SCM"), a general partnership organized under the laws of the State of New York, Sandler Investment Partners, L.P. ("Sandler Investment"), a limited partnership organized under the laws of the State of Delaware, and Sandler Capital Partners V, L.P. ("Sandler Capital"), a limited partnership organized under the laws of the State of Delaware. MJDM, SCM, Sandler Investment, and Sandler Capital are hereinafter sometimes collectively referred to as the "Reporting Persons."

     MJDM's principal business is to function as a holding company. SCM is an indirect wholly-owned subsidiary of MJDM and SCM's principal business is to function as a holding company. SCM is the general partner of Sandler Investment which is the general partner of Sandler Capital. The principal business of Sandler Investment is to serve as a holding company. The principal business of Sandler Capital is investment.

     The principal place of business and principal office of MJDM, SCM, Sandler Investment, and Sandler Capital is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

     The attached Schedule I is a list of each general partner Sandler Capital and Sandler Investment, each partner of SCM, and executive officers and directors of MJDM, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship, if applicable.

     During the last five years, neither MJDM, SCM, Sandler Investment, Sandler Capital nor, to the best of MJDM's, SCM's, Sandler Investment or Sandler Capital's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of April 7, 2000,  the  Company,  DB Capital  Investors,  L.P.,  Sandler
Capital Partners IV, L.P., Sandler Capital Partners IV FTE, L.P., Sandler Internet Partners, L.P., and Sandler Co-Investment Partners, L.P. entered into a Securities Purchase Agreement whereby among other things, the Company issued and sold to Sandler Capital Partners IV, L.P., Sandler Capital Partners IV FTE, L.P., Sandler Internet Partners, L.P., and Sandler Co-Investment Partners, L.P. a total of 78,688.5 shares of its Series A Preferred Stock, which are initially convertible into 786,885 shares of Common Stock, together with 1,265,963 Warrants to purchase an aggregate of 1,265,963 shares of Common Stock at an exercise price of $0.01. The Sandler entities entered into an Assignment and Assumption of Securities Agreement, dated as of May 10, 2000, whereby (i) Sandler Capital Partners IV, L.P., Sandler Capital Partners IV FTE, L.P., Sandler Internet Partners, L.P., and Sandler Co-Investment Partners, L.P. (the "Assignors") assigned all of their right, title and interest in the Series A Preferred Stock and Warrants to Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P., Price Family Limited Partners, and Benake, L.P. (the "Assignees"), (ii) the Assignees assumed all obligations of the Assignors under the Securities Purchase Agreement and
(iii) the Company consented to the assignment and assumption. Sandler Capital purchased (i) 71,606.5 shares of Series A Preferred Stock, which are initially convertible into 716,065 shares of Common Stock and (ii) 1,152,026.3 Warrants to purchase an aggregate 1,152,026.3 shares of Common Stock at an exercise price of $0.01.

     Additionally, pursuant to an Option Agreement, dated as of May 10, 2000, between Zach Lonstein, Chairman of the Board and Chief Executive Officer of the Company, and Sandler Capital, Mr. Lonstein granted an irrevocable Option to Sandler Capital to purchase up to 341,250 shares of Common Stock held by him at a purchase price of $25.00 per share.

     The source of the funds used in entering into the transactions described above is working capital of Sandler Capital. The amount of funds used by Sandler Capital in making the purchase of the Series A Preferred Stock, the Warrants and the Option was $27,300,000.

ITEM 4.  PURPOSE OF THE TRANSACTION

     Sandler Capital purchased the Series A Preferred Stock, the Warrants, and the Option for the purpose of investment. Although the Sandler Capital does not presently plan to convert the Series A Preferred Stock or exercise the Warrants or the Option, it reserves the right to do so.

     Pursuant to a Stockholders Agreement, dated as of May 10, by and among the Company, DB Capital Investors, L.P., Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P., certain Management Stockholders party thereto and certain Non-Management Stockholders party thereto, the board of directors of the Company will be increased from 7 to 9 directors, two of which will be directors designated by DB Capital Investors, L.P. and two of which will be directors designated by the Sandler entities (together, the "Series A Directors"). The following acts, expenditures, decisions and obligations made or incurred by the Company shall require the prior unanimous written approval of the Series A Directors:

          (i) the hiring or termination of any senior officers of the Company or any Subsidiary including, without limitation, with respect to the Company and its subsidiary, Infocrossing, Inc., the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President or any officer reporting directly to the President, or Chief Executive Officer and, with respect to any other Subsidiary, the Chief Executive Officer, Chief Operating Officer or President;

          (ii) approval of the Company's annual business plan, operating budget and capital budget;

          (iii) any capital expenditure or series of related capital expenditures by the Company or any Subsidiary to the extent (x) not otherwise included in the approved annual capital budget or (y) such expenditure or series of expenditures would cause, together with all other capital expenditures to such time, the Company's capital budget to be exceeded by $250,000 in the aggregate;

          (iv) in a single transaction or series of related transactions, the consolidation or merger with or into, or sale, assignment, transfer, lease, conveyance or disposal of all or substantially all of the Company's assets to, any person; the agreement to any plan of recapitalization; consent to, approval or recommendation of any tender offer for any class or series of the Company's capital stock or consent to, approval or recommendation of any change of control of, or action which is expected to result in a change of control of, the Company; or adoption of a plan of liquidation or the making of any payments in liquidation or with respect to the winding up of the Company;

          (v) the authorization or creation of, modification of the terms of or, increase in the authorized amount of any class or series of equity securities of the Company or the issuance or sale of any equity securities or any equity securities which are convertible or exchangeable into or exercisable for any equity securities of the Company, other than (i) compensatory or incentive stock options (or any shares of Common Stock issued upon the exercise thereof) issued pursuant to employee stock option plans of the Company which have been approved by the Board of Directors of the Company, (B) issuances of Common Stock to employees, officers, directors and consultants of the Company, pursuant to employee benefit plans approved by the Board of Directors of the Company, or (C) shares of Common Stock issued upon (x) the conversion of the Series A Preferred Stock or (y) the exercise of the Warrants.

          (vi) the making, or permitting of any subsidiary of the Company to make, any acquisition or divestiture in which the total consideration exceeds $5,000,000;

          (vii) incurring, guaranteeing or otherwise incurring or assuming any obligations or any indebtedness for borrowed money or capitalized leases (other than indebtedness of the Company to any of its wholly owned subsidiaries or of any subsidiary of the Company to the Company or any wholly owned subsidiary of the Company) (other than trade payables in the ordinary course of business) in excess of $2,500,000 in the aggregate;

          (viii) entering into any transaction with (including, without limitation, the purchase, lease or sale of any property of the rendering of or contracting for any services) with any affiliate (other than a wholly owned subsidiary) of the Company; provided, that the Company may issue options or shares of Common Stock to affiliates (other than wholly owned subsidiaries) of the Company to the extent such options or shares are issued pursuant to the terms of employee benefit plans approved by the Board of Directors of the Company; and

          (ix) increasing the number of options, shares of Common Stock, or other securities which may be granted under, or which are subject to or underlie any employee benefits plan of the Company or any subsidiary, including, without limitation, any stock option plan, stock incentive plan, restricted stock plan, stock appreciation rights plan, phantom stock plan or other similar plan.

     Pursuant to a Certificate of Designation of the Powers, Preferences and Other Special Rights of Series A Cumulative Convertible Participating Preferred Stock, the approval of the holders of at least two thirds of the then outstanding shares of Series A Preferred Stock voting or consenting, as the case may be, as one class, will be required for the Company to:

          (i) amend the Certificate of Incorporation, the Certificate of Designation or the By-Laws so as to (A) affect adversely the rights,
     preferences  (including,   without  limitation,   liquidation  preferences,
     conversion price, dividend rate and optional redemption provisions), privileges or voting rights of holders of the shares of Series A Preferred Stock, or (B) increase or decrease the number of authorized shares of Series A Preferred Stock;

          (ii) in a single transaction or series of related transactions, consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any person, agree to any plan of recapitalization, consent to, approve or recommend any tender offer for any class or series of the Company's capital stock or consent to, approve or recommend any change of control of, or action which is expected to result in a change of control of, the Company or adopt a plan of liquidation or make any payments in liquidation or with respect to the winding up of the Company;

          (iii) enter into, or permit any of its subsidiaries to enter into, any agreement that would impose material restrictions on the Company's ability to honor the exercise of any rights of the holders of the Series A Preferred Stock;

          (iv) issue or sell any equity securities of the Company which ranks senior to, or pari passu with, the Series A Preferred Stock in right of distribution or dividend or right of liquidation or issue or sell any class or series of equity securities which are convertible or exchangeable into or exercisable for any equity securities of the Company which rank senior to, or pari passu with, the Series A Preferred Stock in right of distribution, dividend or right of liquidation;

          (v)  subdivide,   consolidate,   convert,  reclassify  or  modify  any
     outstanding shares of the Company to the extent it would impair or reduce the rights of holders of the Series A Preferred Stock; and

          (vi) pay any dividends on any class of stock (other than the Series A Preferred Stock) or redeem, purchase or repurchase or set aside any funds for the redemption, purchase or repurchase of, any shares of capital stock or other equity securities of the Company or any subsidiary of the Company.

     Except as described above and elsewhere herein, neither the Reporting Persons nor, to the best of their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through
(j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Sandler Capital's beneficial ownership of 2,209,341.3 shares of Common Stock constitutes beneficial ownership of 30.6% of the total number of shares of outstanding Common Stock. Each of MJDM, SCM and Sandler Investment may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Sandler Capital. Additionally, each of MJDM, SCM and Sandler Investment may be deemed to be the beneficial owner of shares of Common Stock beneficially owned by Sandler Internet Partners, L.P. and Sandler Co-Investment Partners, L.P., for a total potential beneficial ownership of 2,411,662.2 shares of Common Stock constitutes beneficial ownership of 32.5% of the total number of shares of outstanding Common Stock.

     (b) Each of Sandler Capital, Sandler Investment, SCM, and MJDM has the shared power to vote, dispose or direct the vote or disposition of the 2,209,341.3 shares of Common Stock directly beneficially held by Sandler Capital.

     (c) During the past sixty days, none of Sandler Capital, Sandler Investment, SCM nor MJDM, nor, to the best knowledge of Sandler Capital, Sandler Investment, SCM and MJDM, any of the persons set forth on Schedule I, has effected any transactions in shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Securities Purchase Agreement. Pursuant to the Securities Purchase Agreement the Company, among other things, issued and sold to Sandler Capital 71,606.5 shares of its Series A Preferred Stock, which are initially convertible into 716,065 shares of Common Stock, together with 1,152,026.3 Warrants to purchase an aggregate of 1,152,026.3 shares of Common Stock at an exercise price of $0.01. Sandler Capital has customary preemptive rights with respect to issuances of common stock issued below the then applicable conversion price. For so long as the Series A Preferred Stock is outstanding, the Company shall provide the holders of the Series A Preferred Stock with the information specified in Rule 144A(d) under the Securities Act of 1933. The Securities Purchase Agreement contains covenants which are customary for similar transactions of its kind.

     Registration Rights Agreement. The holders of a majority of the securities issued to the Sandler entities pursuant to the Securities Purchase Agreement (the "Sandler Holders") have certain registration rights pursuant to a Registration Rights Agreement, dated as of May 10, 2000, including the right to request on two occasions that the Company, at the Company's expense, register pursuant to the Securities Act of 1933, shares of Series A Preferred Stock, Warrants, and any shares of Common Stock received upon conversion of any Series A Preferred Stock, exercise of any Warrants, or purchase pursuant to the Option, that are held by the Sandler Holders. Additionally, one of the Sandler Holder's requests may be a request that the Company effect a shelf registration covering any of the securities mentioned in the preceding sentence. The Sandler Holders also have the right, subject to limitations, to request that the Company, at the Company's expense, include shares of Series A Preferred Stock in a registration undertaken by the Company. All requests for registration are subject to customary terms and conditions.

     Stockholders Agreement. Pursuant to the Stockholders Agreement the parties thereto agreed to certain restrictions on the transfer of the Series A Preferred Stock. Additionally, the parties to the Stockholders Agreement agreed to vote all of their securities for an increase in the size of the Board of Directors from 7 to 9 and for the election of two directors designated by DB Capital Investors, L.P. and two directors designated by the Sandler entities. Additionally, certain actions of the Company will require the approval of the Series A Directors, as described in Item 4 above.

     Certificate of Designation. Pursuant to the Certificate of Designation of the Powers, Preferences and Other Special Rights of the Series A Cumulative Convertible Participating Preferred Stock the shares of Series A Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank senior to all shares of Common Stock. Holders of Series A Preferred Stock are entitled to receive, when, as, and if authorized by the Board of Directors of the Company, (i) cumulative dividends from May 10, 2000, at a rate of 8% per annum and (ii) distributions in an amount per share of Series A Preferred Stock equal to the product of the number of shares of Common Stock into which such shares of Series A Preferred Stock could then be converted, multiplied by the per share dividend, if any, declared on the Common Stock. Arrearages of unpaid dividends will cumulate and compound quarterly at the rate of 8% per annum.

     Holders of Series A Preferred Stock may at any time convert each share of Series A Preferred Stock into ten shares of Common Stock, subject to customary adjustment provisions.

     The shares of Series A Preferred Stock may be redeemed at any time commencing on or after June 1, 2005, in whole or from time to time in part, at the election of the Company, at a redemption price per share in cash as set forth in Section 10 of the Certificate of Designation.

     If a change of control occurs, each holder of Series A Preferred Stock shall have the rights, but not the obligation, within sixty days after receipt of notice of the change of control, to sell to the Company any or all of such holder's shares of Series A Preferred Stock for a price as set forth in Section 13(c) of the Certificate of Designation. If a change of control occurs prior to May 10, 2003, the holders of the Series A Preferred Stock are entitled to a special payment as set forth in Section 13(b) of the Certificate of Designation.

     Additionally, the Certificate of Designation requires the approval of the holders of at least two thirds of the then outstanding shares of Series A Preferred Stock in order for the Company to take certain actions, as described in Item 4 above.

     Warrant Agreement. The Warrant Agreement, dated as of May 10, 2000, between the Company and the Warrantholders party thereto, entitles the holder of each Warrant to purchase one share of Common Stock at an exercise price of $0.01 per share. The Warrant Agreement contains certain customary anti-dilution protections.

     Option Agreement. Pursuant to an Option Agreement, dated as of May 10, 2000, between Zach Lonstein, Chairman of the Board and Chief Executive Officer of the Company, and Sandler Capital, Mr. Lonstein granted an irrevocable Option to Sandler Capital to purchase up to 341,250 shares of Common Stock held by him at a purchase price of $25.00 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed with this statement:

     1.   Joint Filing Agreement

     2. Securities Purchase Agreement, dated as of April 7, 2000, by and among the Company, DB Capital Investors, L.P., Sandler Capital Partners IV, L.P., Sandler Capital Partners IV FTE, L.P., Sandler Internet Partners, L.P., and Sandler Co-Investment Partners, L.P.

     3. Registration Rights Agreement, dated as of May 10, 2000, DB Capital Investors, L.P., Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P., Price Family Limited Partners and Benake, L.P.

     4. Stockholders Agreement, dated as of May 10, 2000, DB Capital Investors, L.P., Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P. the Management Stockholders party thereto and the Non-Management Stockholders party thereto.

     5. Certificate of Designation of the Powers, Preferences and Other Special Rights of Series A Cumulative Convertible Participating Preferred Stock.

     6. Warrant Agreement, dated as of May 10, 2000, by and among the Company and the Warrantholders party thereto.

     7. Option Agreement, dated as of May 10, 2000, by and between DBCI and Zach Lonstein.

     8. Assigment and Assumption Agreement, dated as of May 10, 2000, by and between the Company and the Assignors and Assignees party thereto.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2000




                                         MJDM Corp.



                                         By:/s/ Moira Mitchell
                                            -------------------------------
                                            Name:  Moira Mitchell
                                            Title: Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2000



                                         Sandler Capital Management

                                           By: MJDM Corp.,
                                               a general partner


                                         By:/s/ Moira Mitchell
                                            -------------------------------
                                            Name:  Moira Mitchell
                                            Title: Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2000


                                         Sandler Investment Partners, L.P.

                                           By: Sandler Capital Management,
                                               a general partner

                                           By: MJDM Corp.,
                                               a general partner


                                         By:/s/ Moira Mitchell
                                            -------------------------------
                                            Name:  Moira Mitchell
                                            Title: Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2000



                                         Sandler Capital Partners V, L.P.

                                          By: Sandler Investment Partners, L.P.,
                                              a general partner

                                          By: Sandler Capital Management,
                                              a general partner

                                          By: MJDM Corp.,
                                              a general partner



                                         By:/s/ Moira Mitchell
                                            -------------------------------
                                            Name:  Moira Mitchell
                                            Title: Vice President

     The following table sets forth a list of each general partner of Sandler Capital and Sandler Investment, each partner of SCM, and executive officers and directors of MJDM, which contains the following information with respect to each such person: (i) name; (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.


                                       A.
                       GENERAL PARTNERS OF SANDLER CAPITAL


                                                               Present principal occupation or employment and
Name/Position                             Citizenship          name and business address of employer
-------------                          ------------------      ----------------------------------------------
Sandler Investment Partners, L.P.      Delaware                767 Fifth Avenue
General Partner                                                New York, New York  10153


                                       B.
                     GENERAL PARTNERS OF SANDLER INVESTMENT


                                                               Present principal occupation or employment and
Name/Position                             Citizenship          name and business address of employer
-------------                          ------------------      ----------------------------------------------
Sandler Capital Management             New York                767 Fifth Avenue
General Partner                                                New York, New York  10153


                                       C.
                                 PARTNERS OF SCM


                                                               Present principal occupation or employment and
Name/Position                             Citizenship          name and business address of employer
-------------                          ------------------      ----------------------------------------------
MJDM Corp.                             New York                767 Fifth Avenue
General Partner                                                New York, New York  10153

ARH Corp.                              Delaware                767 Fifth Avenue
General Partner                                                New York, New York  10153

FourJK Corp                            Delaware                767 Fifth Avenue
General Partner                                                New York, New York  10153

ALCR Corp.                             New York                767 Fifth Avenue
General Partner                                                New York, New York  10153

Jirakal Corp.                          New York                767 Fifth Avenue
General Partner                                                New York, New York  10153

Terpsi Corp.                           New York                767 Fifth Avenue
General Partner                                                New York, New York  10153

Serf Corp.                             New York                767 Fifth Avenue
General Partner                                                New York, New York  10153


                                       D.
                    EXECUTIVE OFFICERS AND DIRECTORS OF MJDM

                                                               Present principal occupation or employment and
Name/Position                             Citizenship          name and business address of employer
-------------                          ------------------      ----------------------------------------------
Edward Grinacoff                         United States         Secretary and Treasurer of MJDM Corp.
President                                                      767 Fifth Avenue
                                                               New York, New York  10153

Moira Mitchell                           United States         Administrative Assistant
Vice President and Secretary                                   Sandler Capital Management
                                                               767 Fifth Avenue
                                                               New York, New York  10153

Michael Todress                          United States         Todress and Rubin LLP
Director                                                       400 Post Avenue
                                                               Suite 205
                                                               Westbury, New York  11590





                                  EXHIBIT INDEX

Exhibit No.    Description

    1.         Joint Filing Agreement

    2. Securities Purchase Agreement, dated as of April 7, 2000, by and among the Company, DB Capital Investors, L.P., Sandler Capital Partners IV, L.P., Sandler Capital Partners IV FTE, L.P., Sandler Internet Partners, L.P., and Sandler Co-Investment Partners, L.P.

    3. Registration Rights Agreement, dated as of May 10, 2000, DB Capital Investors, L.P., Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P., Price Family Limited Partners and Benake, L.P.

    4.         Stockholders  Agreement,  dated as of May 10,  2000,  DB  Capital
               Investors, L.P., Sandler Capital Partners V, L.P., Sandler Internet Partners, L.P., Sandler Co-Investment Partners, L.P. the Management Stockholders party thereto and the Non-Management Stockholders party thereto.

    5. Certificate of Designation of the Powers, Preferences and Other Special Rights of Series A Cumulative Convertible Participating Preferred Stock.

    6. Warrant Agreement, dated as of May 10, 2000, by and among the Company and the Warrantholders party thereto.

    7. Option Agreement, dated as of May 10, 2000, by and between DBCI and Zach Lonstein.

    8. Assignment and Assumption Agreement, dated as of May 10, 2000, by and among the Company and the Assignors and Assignees party thereto.

                                                                      EXHIBIT 1


                             JOINT FILING AGREEMENT


          Pursuant to paragraph (iii) of Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the statement on Schedule 13D to which this Agreement shall be attached as an exhibit, including all amendments thereto, shall be filed with the Commission on behalf of each of the undersigned.


Dated:  May 22, 2000




                                             MJDM Corp.



                                              By:/s/ David M. Mellgard
                                                 -------------------------
                                                 Name:  David M. Mellgard
                                                 Title: Secretary


                                              Sandler Capital Management

                                              By:  MJDM Corp.,
                                                   General Partner



                                              By:/s/ Moira Mitchell
                                                 -------------------------
                                                 Name:  Moira Mitchell
                                                 Title: Vice President



                                               Sandler Investment Partners, L.P.

                                                 By: Sandler Capital Management,
                                                       General Partner

                                                 By: MJDM Corp.
                                                       General Partner


                                              By:/s/ Moira Mitchell
                                                 -------------------------
                                                 Name:  Moira Mitchell
                                                 Title: Vice President


                                               Sandler Capital Partners V, L.P.

                                                 By: Sandler Investment
                                                     Partners, L.P.


                                                 By: Sandler Capital Management,
                                                       General Partner

                                                 By: MJDM Corp.
                                                       General Partner


                                              By:/s/ Moira Mitchell
                                                 -------------------------
                                                 Name:  Moira Mitchell
                                                 Title: Vice President